Exhibit (d)(vii)

EXECUTION VERSION

TRADEMARK LICENSE AGREEMENT (CBS RADIO BRAND)

BY AND BETWEEN

CBS BROADCASTING INC.

AND

CBS RADIO INC.

DATED AS OF NOVEMBER 16, 2017

LICENSE AGREEMENT (CBS RADIO BRAND)

This TRADEMARK LICENSE AGREEMENT (CBS RADIO BRAND) (this “Agreement”), dated as of November 16, 2017 (the “Effective Date”), is by and between CBS Broadcasting Inc., a New York corporation (the “Licensor”), and CBS Radio Inc., a Delaware corporation (“Radio” and collectively with its wholly-owned Subsidiaries, the “Licensee”). Unless otherwise defined in this Agreement, all capitalized terms used in this Agreement shall have the meanings set forth in the Separation Agreement, dated as of February 2, 2017 by and between CBS Corporation, a Delaware corporation (“CBS”) and the Licensee (as amended, modified or supplemented from time to time in accordance with its terms, the “Separation Agreement”).

RECITALS

WHEREAS, prior to the Separation (as defined below), Licensor was engaged in the Radio Business and Radio was a wholly owned subsidiary of Licensor;

WHEREAS, pursuant to the Merger Agreement, Entercom Communications Corp. (“Acquiror”), a Pennsylvania corporation, has agreed to acquire the Radio Business and in order to facilitate the transactions contemplated thereby, the Parties have agreed to separate the Radio Business from the other businesses of CBS, on the terms and conditions set forth in the Separation Agreement and the Merger Agreement (the “Separation”);

WHEREAS, in furtherance of the transactions contemplated in the Separation Agreement and Merger Agreement, the Parties desire that Licensor grant a license to use certain of its assets for a twelve (12) month period to allow Licensee to phase out use of those assets; and

WHEREAS, the Merger Agreement requires execution and delivery of this Agreement by Licensor and Licensee on the Distribution Date.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties agree as follows:

1	Definitions and Interpretations

1.1 In this Agreement, the following terms shall have the following meanings assigned to them:

(a) “Acquisition” means, except for any transaction contemplated by the Separation Agreement, the Merger Agreement or any Ancillary Agreement, with respect to Radio or, after the Effective Time, Acquiror, (i) a transaction whereby any Person or group (within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended) would acquire, directly or indirectly, voting securities representing more than 30% of the total voting power of Radio or, after the Effective Time, Acquiror; (ii) a merger, consolidation, recapitalization or reorganization of Radio or, after the Effective Time, Acquiror, unless securities representing more than 70% of the total voting power of the legal successor to Radio as a result of such merger, consolidation, recapitalization or reorganization are immediately thereafter beneficially owned, directly or indirectly, by the Persons who beneficially owned outstanding voting securities of Radio or, after the Effective Time, Acquiror, immediately prior to such transaction; or (iii) the sale of all or substantially all of the consolidated assets of the Radio Group or, after the Effective Time, Acquiror;

(b) “Agreement” has the meaning set forth in the Preamble;

(c) “Brand Guidelines” means the brand guidelines attached at Schedule 3;

(d) “CBS” has the meaning set forth in the Preamble;

(e) “Defaulting Party” has the meaning set forth in Section 10.2(a)(iv);

(f) “Domain Names” means the domain names listed in Schedule 1 (or as may be deemed added to that schedule by written agreement of the Parties);

(g) “Effective Date” has the meaning set forth in the Preamble;

(h) “Effective Time” has the meaning set forth in the Merger Agreement;

(i) “Eye Design” means the trademark ;

(j) “Insolvency” means the earlier of any of the following with regard to a member of the Licensee, any Permitted Sublicensee or any substantial part of any of their assets: (i) a voluntary or involuntary proceeding or petition is commenced or filed seeking relief under any federal, state or foreign bankruptcy, insolvency, receivership or other law providing relief for debtors; (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official or any petition for or acquiescence in the appointment thereof; (iii) winding-up or liquidation or other cessation of operations, or suspension of all or a substantial part of its business, or (iv) a general assignment for the benefit of creditors or inability, admitting in writing its inability or failing generally to pay its debts as they become due or the occurrence of any event which accelerates or permits acceleration of the maturity of any of its debts;

(k) “Licensed Property” means the Trademarks and Domain Names. For the avoidance of doubt, the term “Licensed Property” excludes the trademarks WCBS, KCBS and CBS SPORTS RADIO (which are subject to other CBS Brand License Agreements);

(l) “Licensed Services” has the meaning set forth in Section 2.1;

(m) “Licensee” has the meaning set forth in the Preamble;

(n) “Licensee Indemnified Parties” has the meaning set forth in Section 11.1;

(o) “Licensor” has the meaning set forth in the Preamble;

(p) “Licensor Indemnified Parties” has the meaning set forth in Section 11.2;

(q) “Non-Defaulting Party” has the meaning set forth in Section 10.2(a)(iv);

(r) “Party” means either Licensor or Licensee and “Parties” means collectively Licensor and Licensee.

(s) “Permitted Sublicensee” has the meaning set forth in Section 2.5; provided that a Permitted Sublicensee shall no longer be deemed to be a Permitted Sublicensee hereunder if it is terminated pursuant to Section 10.2;

(t) “Permitted Video Use” has the meaning set forth in Section 2.4;

(u) “Promotional Use” means, subject to the Permitted Video Uses set forth in Section 2.4, promotion internally facing to Licensee’s employees or Affiliates and promotion externally facing to the public of the Radio Business, in each case to the extent used as of the Effective Date, including: (i) any such use in the Radio Business; (ii) any such use on any current or future online or digital platform (including a platform or audio application whether owned or operated by CBS or its Affiliates or a third party) which permits promotion of brands, promotional content (including user generated content), or services to the general public or a group of users or consumers, including YouTube, Twitter, Facebook, Snapchat and Instagram (the foregoing platforms and other similar platforms, “Social Digital Platforms”); (iii) all forms of promotions of the Radio Business by or on behalf of the Licensee or a Permitted Sublicensee, including joint promotions, promotion on a Social Digital Platform or registering a Social Digital Platform Account Name; (iv) any concert, festival, party, production, performance, live show, or other event held, organized, promoted or sponsored by or on behalf of the Licensee or a Permitted Sublicensee; (v) merchandise that displays the Licensed Property; and (vi) any other promotion of the Radio Business as used as of the Effective Date;

(v) “Radio Entity” means an entity engaged in the business of radio broadcasting in the United States or engaged in the business of audio streaming in the United States, and in either case not engaged in the business of television broadcasting in the United States.

(w) “Separation Agreement” has the meaning set forth in the Preamble;

(x) “Social Digital Platform” has the meaning set forth in Section 1.1(u);

(y) “Social Digital Platform Account Name” means a method of identification or authentication of a user or publisher on a Social Digital Platform, including registering a name, setting up an account name and/or otherwise establishing a means of identification;

(z) “Term” has the meaning set forth in Section 10.1; and

(aa) “Trademarks” means the registered trademarks listed in Schedule Error! Reference source not found., which registrations may be updated from time to time by the Licensor at its sole discretion.

2	Grant of Rights

2.1 Subject to the terms and conditions of this Agreement and for no additional royalties or consideration apart from the consideration provided to CBS in connection with the transactions contemplated by the Merger Agreement and Separation Agreement, the Licensor hereby grants to the Licensee a limited, non-exclusive, non-assignable and non-transferrable (except as set forth in Section 12.7), non-sublicensable (except as set forth in Section 2.5) license in the United States (which, for the purposes of this Agreement, shall include its territories and possessions as set forth in Section 2.2) for the Term to:

(a) use the Trademarks as part of: (i) the Radio Business; (ii) registered business names set forth on Schedule 4 and unregistered business names; and (iii) registered company names set forth in Schedule 5; and

(b) subject to Section 3.6, use the Domain Names;

in each case under the foregoing (a)-(b) solely as used to identify the operation of the Radio Business in the manner and to the extent of such use as of the Effective Date (the foregoing collectively referred to herein as the “Licensed Services”); provided that Licensee shall take reasonable efforts to wind-down and cease such licensed use of the Licensed Property as soon as practicable after the Effective Date, as required in order to meet its obligations under Sections 3.7 and 10.4, and, in any event, no later than twelve (12) months from the Effective Date.

2.2 Licensed Territory Uses. Under the license granted pursuant to Section 2.1, the Licensee may use the Licensed Property for the Licensed Services only in the United States (including its territories and possessions); provided, however, the Parties acknowledge that the Licensee is permitted to use the Licensed Property for terrestrial radio broadcasting, and related online, digital uses and Promotional Uses solely for providing the Licensed Services or the marketing and promotion thereof to users and consumers within the United States. The Licensee may not direct use of the Licensed Property to terrestrial radio, online or digital users or consumers outside the United States, provided that, to the extent permitted uses are directed to terrestrial radio, online or digital users or consumers in the United States and can be accessed or consumed by terrestrial radio, online or digital users or consumers outside the United States, the Licensee shall not be deemed in breach of Section 2.1 or this Section 2.2.

2.3 Prohibited Uses of Licensed Property. The Licensee may not use the Licensed Property for any good or service or in any manner that is: (a) pornographic or reasonably considered by Licensor as offensive; or (b) unlawful or obscene (as determined in accordance with applicable Federal Communications Commission standards). The Parties acknowledge and agree that all uses of the Licensed Property that are consistent with the uses of the Licensed Property by the Radio Business during the one-year period prior to the Effective Date are not prohibited by this Section 2.3.

2.4 Further Prohibited Uses of Licensed Property. The Licensee shall not use the Licensed Property to identify audio-visual content including news, sports, weather, traffic reporting or other videos or video services (including, video-on-demand or video streaming, syndication of video content or video streams, or any other distribution of audio-visual content), except to the extent so used by the Radio Business as of the Effective Date, such as (x) in simultaneous video streams or recordings that are created by the Licensee’s placement of camera(s) in a terrestrial radio studio to capture the simultaneous broadcast of audio programming of a radio station owned and operated by the Licensee or (y) musical performances and associated music videos; or (z) audio-visual recordings of interviews streaming from or recorded at speaker series, panel discussions or conferences hosted by the Licensee (“Permitted Video Use”).

2.5 Permitted Sublicensees. In addition to Section 2.8(b), the Licensee may not license or authorize any other Person to use the Licensed Property, except that the Licensee may grant limited, non-assignable (including non-assignable in an Acquisition) sublicenses of its rights under Section 2.1 to those third parties who have been granted licenses or sublicenses of the Licensed Property by Licensor or any of its Affiliates in connection with the operation of the Radio Business prior to the Effective Date (provided that the sublicense to such third party is for uses substantially similar to those permitted by Licensor and its Affiliates during the one year period prior to the Effective Date), or to any third parties for which the Licensee obtains prior written consent of Licensor (which shall not be unreasonably withheld, conditioned or delayed); provided, in each case, that (a) Licensee has sent Licensor written notice with detailed information regarding all proposed uses of the Licensed Property by such third party (including identification of all types of uses and media in connection with which the Licensed Property will be used); and (b) such third parties agree to comply with all terms and conditions hereunder applicable to the Licensee (each such third party approved by Licensor, a “Permitted Sublicensee”); provided that Licensor may terminate the purported sublicense to use the Licensed Property granted to any purported Permitted Sublicensee at any time if the transfer or assignment of such Licensed Property to such Permitted Sublicensee occurred in violation of the foregoing requirements of this Section 2.5.

Notwithstanding the grant of any sublicense, the Licensee shall remain liable for compliance by each Permitted Sublicensee with all terms and conditions of this Agreement applicable to the Licensee and such terms and conditions shall be deemed to be applicable to each Permitted Sublicensee.

For the avoidance of doubt, Licensee may engage manufacturers and service providers to apply the Trademarks to Licensee’s promotional goods of the types and in the manner used during the one year period prior to the Effective Date or otherwise use the Trademarks in connection with the advertising or marketing of Licensee’s goods or services solely at the direction and on behalf of the Licensee (e.g. t-shirt or banner manufacturer, or newspaper carrying an advertisement) without prior consent or approval from Licensor.

2.6 Licensor’s Restrictions. The Licensor agrees not to use or license (or cause or induce others to do so) the trademark “CBS RADIO” for the operation of a terrestrial radio network in the United States for four (4) years following the Effective Date.

2.7 Licensor’s Reserved Rights. All rights of the Licensor and its Affiliates not expressly granted by the Licensor to the Licensee pursuant to this Agreement are reserved without exception or limitation.

2.8 Licensee’s Acknowledgement Concerning the Licensed Property. Subject to Section 2.6 and the other CBS Brand License Agreements, the Licensee hereby acknowledges and agrees that:

(a) No Claims Against CBS. For the avoidance of doubt, CBS and its Affiliates have the right to use (and Licensee shall not have any basis to object to or make claims against CBS or its Affiliates for their use of):

(i) the Licensed Property;

(ii) the Eye Design, “CBS”, “CBS NEWS,” “CBS NEWS RADIO” and “CBS RADIO NEWS”; and

(iii) “WCBS”, “KCBS” and “CBS SPORTS RADIO” (which are subject to other CBS Brand License Agreements);

in each case either alone or in combination with other symbols, words, phrases or logos (including the Trademarks in combination with “TV” or any other term indicating audio or audio-visual content or other media) for any uses in connection with any goods and services (including domain names), whether known as of the date of this Agreement or created in the future, including use in association with any activities of CBS or its Affiliates’ television station brand names, such as WCBS and KCBS, and related activity and for any audio products or otherwise;

(b) FCC Licenses. The Licensee shall not grant consent to any Person to use any of the Licensed Property as call letters, even if its status at the Federal Communications Commission would permit the Licensee to provide such consent; and

(c) Risk of Confusion. The Licensee shall cooperate with any reasonable requests of Licensor in connection with any Licensed Services that may create a risk of confusion with any current or anticipated business of CBS or any of its Affiliates.

3	Licensee’s Use of the Licensed Property

3.1 Brand Guidelines and Logo Changes. The Licensee shall use the Trademarks in accordance with the Brand Guidelines, comply with all applicable Laws and the quality standards set forth in Section 3.3, and shall observe all reasonable directions given by the Licensor as to the representations of the Trademarks. The Licensee is not permitted to adopt any new visual representation of the Trademarks or to use, reproduce or represent any of the Trademarks in any form or manner that is not already in use by the Radio Business as of the Effective Date, unless prior written approval is provided by the Licensor, not to be unreasonably withheld. The Licensee shall adopt any new visual representation of the Trademarks that may be required from time to time by the Licensor upon reasonable prior written notice to Licensee.

3.2 Licensor’s Quality Control. The Licensee agrees to provide representative samples of any goods, services and materials to or in which the Licensed Property is affixed or incorporated, including marketing and promotional materials, audio recordings of content and all other uses of the Licensed Property by the Licensee (whether written, electronic or recorded in any other medium), as reasonably requested by the Licensor. If at any time the Licensor notifies the Licensee in writing that a deficiency exists in the form, manner or quality of any goods, services or materials to or in which the Licensed Property is affixed or incorporated, the Licensee will use diligent efforts to remedy such deficiency promptly and provide the Licensor with evidence of same.

3.3 Licensee’s Obligations / Quality Control. In using the Licensed Property, the Licensee shall:

(a) maintain such quality standards for the Radio Business that are in place as of the Effective Date;

(b) not do any act which would reasonably be expected to dilute or materially weaken the strength of the Licensed Property, or render the Trademarks generic or invalid (it being understood that uses of the Licensed Property that are consistent with those uses by the Radio Business in use during the one year period prior to the Effective Date shall not be considered violations of this Section 3.3(b));

(c) conduct its business and operations in a manner that would not reasonably be expected to have an adverse effect on the reputation of Licensor or its goodwill associated with the Licensed Property (it being understood that the conduct of the Radio Business in the manner in which it was conducted during the one year period prior to the Effective Date shall not be considered a breach of this Section 3.3(c));

(d) not perform any act or fail to act in any way that could reasonably be expected to injure, denigrate or otherwise, devalue the Licensed Property or the goodwill or reputation of the Licensor or any of the Licensor’s Affiliates (it being understood that the conduct of the Radio Business in the manner in which it was conducted during the one year period prior to the Effective Date shall not be considered a breach of this Section 3.3(d)). The Licensee hereby agrees that it will use commercially reasonable efforts to ensure that the Licensee’s employees and other personnel (and, for the avoidance of doubt, the employees and other personnel of its Permitted Sublicensees) do not make any offensive remarks, commit any criminal act, or commit any other act which could reasonably be expected to reflect unfavorably upon the Licensed Property or the Licensor or its Affiliates in any material respect; and, in the event of any such conduct, the Licensee will work with the Licensor to promptly minimize any resulting adverse impact on the Licensed Property and to remedy any such conduct (without limiting other remedies available to the Licensor under this Agreement); and

(e) not make any representation or do any act which may be taken to indicate that it has any right, title or interest in or to the ownership of any of the Licensed Property other than the licensed rights conferred by this Agreement.

3.4 Legal Lines. To the extent the legends, markings, and notices referred to below in this Section 3.4 were used by the Radio Business in connection with uses of the Trademarks prior to the Effective Date, the Licensee shall where reasonably practicable cause the following legend to appear on all marketing and promotional materials on or in connection with which the Trademarks are used:

“The Eye Design® and CBS RADIO® are Registered Trademarks of CBS Broadcasting Inc. All Rights Reserved.”

and/or such legends, markings, and notices as the Licensor may reasonably request in order to give appropriate written notice of any trademark, trade name or other rights therein; but failure to use such symbol shall not be deemed a breach of this Agreement that could give rise to termination pursuant to Section 10.2. Licensee agrees that upon reasonable request from Licensor to add the aforementioned legend, Licensee will take all reasonable steps necessary to add such legend.

3.5 Domain Name Fees. The Licensee shall be responsible for all fees in connection with the registration of domain names that Licensor agrees to add to Schedule 1 as Domain Names, and registration and renewal of registration of the Domain Names during the Term and during the eighteen (18) months following the end of the Term for redirection as described in Section 3.6.

3.6 Domain Name Cooperation. Subject to the Licensee’s compliance with the terms and conditions of this Agreement, the Licensor shall cooperate with the Licensee to enable the Domain Names to be directed to the appropriate servers for the websites relating to the Radio Business. Furthermore, for a period of eighteen (18) months following the end of the Term, Licensor agrees to maintain the registrations and redirect traffic from the Domain Names to new website addresses designated by Licensee, with an appropriate notice agreed to by the Parties indicating that the applicable web site addresses have changed.

3.7 Phase Out. The Licensee shall use all reasonable efforts to reduce its usage of the Licensed Property for which a license is granted pursuant to Article 2, including by completing the removal of the Licensed Property from all goods, services and materials in the Licensee’s possession or control, such that, as at the expiration of the Term, the Licensee will have ceased and discontinued all use of the Licensed Property in accordance with Section 10.4; provided that in the event of any de minimis use that continues after expiration or termination of the Term, Licensee shall quickly after becoming aware thereof discontinue such use, except as otherwise provided in Section 7.24(c) of the Merger Agreement. For the avoidance of doubt, the Licensee shall not commence any new uses of the Licensed Property during the Term not expressly permitted hereunder by Section 2.1, unless approved in writing by the Licensor.

4	Ownership

4.1 The Licensee acknowledges that nothing contained in this Agreement shall give the Licensee any right, title or interest in or to the Licensed Property or any other intellectual property of Licensor or its Affiliates, or any right to use such Licensed Property or other intellectual property in any territory save as expressly granted by the Licensor in relation to the Licensed Property under Section 2.1. The Licensee will not directly or indirectly claim any rights in the Licensed Property or apply to register the Licensed Property, “CBS” or the Eye Design or any confusingly similar name or mark whether alone or in combination with any other name or mark or otherwise as copyright, trademark, trade name, domain name in any territory.

4.2 Any goodwill derived by, and any rights acquired by, the Licensee from the use of the Licensed Property or any derivatives thereof shall inure to the sole benefit of the Licensor. At the request and expense of the Licensor, the Licensee shall execute all documents or take all such actions that are reasonably necessary to assign such goodwill and/or rights to the Licensor or otherwise to confirm the Licensor’s ownership of the Licensed Property.

4.3 The Licensee agrees that the Licensor will, in its sole cost and discretion, clear, file, maintain and defend any and all trademark and domain name applications and resulting registrations worldwide for the Licensed Property until the termination of this Agreement. The Licensee further agrees to abide by all reasonable trademark clearance, filing and maintenance decisions made by the Licensor in connection and in accordance with this Agreement, to execute any other documents or other materials or provide such assistance as the Licensor may reasonably request in furtherance of the purpose of this Agreement, and to cooperate with the Licensor in connection therewith, as requested.

4.4 If, in breach of this Agreement, the Licensee registers, or applies to register, any copyright, trademark, trade name, domain name or other designation identical or confusingly similar to the Licensed Property, “CBS” or the Eye Design, it shall immediately, at its cost, transfer the registration or application to the Licensor or, at the Licensor’s request, take all steps necessary to abandon, cancel or withdraw, as requested, such registration or application.

4.5 The Licensee agrees that it will not, nor authorize any other Person to, and it will ensure its Affiliates do not, nor authorize any other Person to, (a) subject to Section 2.5, use or (b) apply to register, any copyright, trademark, trade name, domain name or other designation identical or confusingly similar to, any of the Licensed Property, “CBS” or the Eye Design or any mark which combines the Licensed Property with any other trademark, trade name or domain name or other designation, unless permitted under another written agreement with Licensor to use a brand related to Licensor’s licensed content (e.g. CBS SPORTS RADIO).

5	Licensor Obligations

Notwithstanding anything to the contrary in this Agreement, during the Term, Licensor shall maintain all registrations set forth in Schedule 2 for the Trademarks and all registrations for the Domain Names set forth in Schedule 1 in a manner that will permit Licensee to use the Trademarks and Domain Names as set forth in this Agreement.

6	Warranties

6.1 Each Party hereto warrants and represents to the other that it has the full right, power and authority to execute and perform its obligations under this Agreement.

6.2 The Licensor warrants and represents to Radio that:

(a) it holds all such rights and interest in the Licensed Property as are required to permit the Licensor to enter into this Agreement;

(b) to the knowledge of Licensor’s trademark counsel as of the Effective Date, the Licensee’s use of the Licensed Property in accordance with the terms and conditions of this Agreement does not and will not infringe or violate any other Person’s intellectual property rights;

(c) there are no pending claims, judgments or unpaid settlements against the Licensor or any of its Affiliates relating to the Licensed Property which, if adversely determined, would have a material adverse effect on the Licensor’s ability to license the Licensed Property or interfere in any material respect with Licensee’s use of the Licensed Property during the Term as set forth in this Agreement.

7	[Intentionally Blank]

8	Further Assurances

Each Party shall, at the cost and the request of the other Party and at any time, execute such documents and perform such acts as the other Party may reasonably require for the purpose of giving effect to this Agreement.

9	Infringement

9.1 The Licensee shall, as soon as it becomes aware thereof, give the Licensor full particulars, in writing, of any actual or threatened conduct of any Person which amounts or might amount either to: (a) infringement or unlicensed use of; (b) passing-off or unfair competition in relation to; or (c) breach of any analogous or comparable right of the Licensor’s rights in relation to, “CBS”, the Eye Design or the Licensed Property.

9.2 If the Licensee becomes aware of any allegation that “CBS”, the Eye Design or the Licensed Property is invalid or that use thereof infringes any rights of the Licensor or that “CBS”, the Eye Design or the Licensed Property may be susceptible to challenge, the Licensee promptly shall provide the Licensor with the particulars thereof.

9.3 The Licensor may, in its sole discretion, commence or prosecute any claims or suits to protect its rights hereunder, and the Licensee agrees to cooperate fully with the Licensor, at Licensor’s expense; provided that Licensor shall consider in good faith any request by Licensee to assert Licensor’s rights in the Licensed Property that Licensee reasonably believe are adversely impacting Licensee’s rights hereunder.

10	Term and Termination

10.1 Term. Except as otherwise set forth in Section 2.1(a)(iii), Section 3.5 and Section 10.2, this Agreement shall begin on the Effective Date and expire twelve (12) months after the Effective Date (the “Term”).

10.2 Termination.

(a) This Agreement may terminate before the expiration of its Term under any of the following circumstances:

(i) automatically, without the requirement of written notice by either Party, in the event of an Insolvency;

(ii) automatically, if Licensee ceases use of the Licensed Property before the expiration of the Agreement;

(iii) automatically, if an Acquisition occurs with an entity other than a Radio Entity;

(iv) by either Party (“Non-Defaulting Party”), upon written notice to the other Party, if the other Party or, where the Licensee is the other party, any Permitted Sublicensee (the “Defaulting Party”) fails to comply with any of its material obligations pursuant to this Agreement and does not within 15 days of receipt of written notice from the Non-Defaulting Party specifying the failure, for any such failure, either: (x) remedy such failure (if capable of being remedied) or (y) if the failure is not capable of being remedied, agree with the Non-Defaulting Party upon a plan to mitigate the impact of such failure and to prevent such failure from occurring in the future;

(v) by either Party immediately on written notice to the other Party on the third (3rd) or any subsequent failure to comply with any material obligation of this Agreement by the other Party or, where the Licensee is the other Party, by any Permitted Sublicensee, provided that the non-breaching Party has provided written notice to the breaching Party on two prior occasions of breach and, upon each such prior notice, provided the breaching party with a 15 calendar day opportunity to cure such failure to comply with such material obligation or obligations; or

(vi) by the Licensor immediately on written notice to the Licensee, if the Licensee or any Permitted Sublicensee, alone or with others, seeks a declaration or other order from a Governmental Authority that any of Licensor’s or its Affiliates’ rights in or to any Licensed Property, or any registration thereof, is invalid or otherwise attacks the validity of the foregoing.

(b) This Agreement shall terminate, upon written notice delivered by the Licensor to the Licensee, if there is a purported unauthorized assignment or transfer in violation of Section 12.7; provided that the Licensee shall have 15 calendar days from the latest delivery of such notice of breach to cure such purported unauthorized assignment or transfer.

10.3 Acquisitions. Licensee shall provide Licensor written notice immediately or, where confidentiality obligations apply, immediately upon public announcement of reaching agreement with any Person for any Acquisition of any member of the Licensee or any Permitted Sublicensee.

10.4 Survival. Upon any expiration or termination of this Agreement in its entirety, as expressly set forth in this Section 10.4, all rights to use any Licensed Property granted pursuant to this Agreement to the Licensee and all Permitted Sublicensees shall immediately cease and the Licensee and all Permitted Sublicensees shall take all necessary steps to cease use of the Licensed Property in all ways, except as permitted under Section 7.24(c) of the Merger Agreement or the other CBS Brands License Agreements. Upon any expiration or termination of this Agreement as to, as expressly set forth in this Section 10.4, any Permitted Sublicensee, all rights to use any Licensed Property granted pursuant to this Agreement to such Permitted Sublicensee shall immediately cease and such Permitted Sublicensee shall take all necessary steps to cease use of the Licensed Property in all ways, except as permitted under Section 7.24(c) of the Merger Agreement or the other CBS Brands License Agreements. The foregoing obligations to cease use include, in each case, the following, except as permitted under Section 7.24(c) of the Merger Agreement or the other CBS Brands License Agreements:

(a) change all of the registered and unregistered business names, registered company names and the name of the Radio Business to names that do not include the Trademarks, “CBS” or any term confusingly similar or any term that implies association or successor relationship with the Licensor or its Affiliates;

(b) cease the use of all Domain Names;

(c) cease use of the Licensed Property in all Promotional Use;

(d) remove or obliterate all signage that displays the Licensed Property; and

(e) at the Licensor’s reasonable written request, destroy all marketing, promotional or other materials bearing the Licensed Property for which a license is granted pursuant to this Agreement.

10.5 Wind Down. With respect to any termination under Section 10.2(a)(iv), the Licensee and Permitted Sublicensees will be given until the earlier of (x) thirty (30) days following any such termination and (y) the expiration of the Term to wind down their use of the Licensed Property.

10.6 Survival. Notwithstanding anything herein to the contrary, Articles 4, 8, 9 and 11-12, Sections 2.6 (for the period set forth therein), 3.7 and this Section 10.6 shall survive any expiration or termination of this Agreement and shall remain in full force and effect.

11	Indemnification

11.1 The Licensor agrees to indemnify and hold harmless Licensee, its past, present or future Subsidiaries and Affiliates and Permitted Licensees and any of its or their past, present or future Representatives, heirs, executors and any of its or their permitted successors and assigns (“Licensee Indemnified Parties”) against any and all payments, losses, liabilities, damages, claims, and expenses (including attorney’s fees and expenses incurred in good faith) and costs whatsoever (“Losses”), as incurred, arising out of or relating to (a) any third-party claims of infringement, dilution or unfair competition arising from the use of the Licensed Property as described herein to the extent that Licensee’s use of the Licensed Property is in compliance with the terms of this Agreement; (b) any violation by the Licensor of applicable laws; and (c) any violation or breach of this Agreement by the Licensor. In the event of any such Losses involving an allegation of trademark infringement, the Licensee shall take all actions requested by the Licensor in order to mitigate any damages and other costs in connection therewith, including ceasing or modifying use of any Licensed Property.

11.2 The Licensee agrees to indemnify and hold harmless the Licensor and its past, present or future Subsidiaries and Affiliates and any of their past, present or future Representatives, heirs, executors and any of their permitted successors and assigns (“Licensor Indemnified Parties”) against any and all Losses, as incurred, arising out of or relating to (a) all claims with respect to the use of the Licensed Property (including use by or on behalf of any Permitted Sublicensee) except third-party claims of infringement, dilution or unfair competition as set forth in Section 11.1(a) above; (b) any violation by the Licensee or any Permitted Sublicensee of applicable laws; and (c) any violation or breach of this Agreement by the Licensee or any Permitted Sublicensee.

11.3 The provisions of Article VI of the Separation Agreement shall govern claims for indemnification under this Agreement.

12	General

12.1 No Agency. Nothing in this Agreement shall be deemed to create any joint venture, partnership or principal agent relationship between the Licensee and the Licensor or any of their Affiliates and no Party shall hold itself out in its advertising or otherwise in any manner which would indicate or imply any such relationship with the other or its Affiliates.

12.2 Entire Agreement. This Agreement, the Separation Agreement and the Merger Agreement constitute the entire agreement between CBS and/or the Licensor, on the one hand, and the Licensee, on the other hand, with respect to the Licensed Property, supersede all prior written and oral and all contemporaneous oral agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter and there are no agreements or understandings between CBS and/or the Licensor, on the one hand, and the Licensee, on the other hand other than those set forth or referred to herein or therein.

12.3 Amendments. No provision of this Agreement, including any Schedules to this Agreement, may be amended, supplemented or modified except by a written instrument making specific reference to this Agreement or any such Schedules to this Agreement, as applicable, signed by the Licensor, Radio and Acquiror.

12.4 Dispute Resolution. Any Agreement Dispute shall be resolved in accordance with the procedures set forth in Article VII of the Separation Agreement, which shall be the sole and exclusive procedures for the resolution of any such Agreement Dispute unless otherwise specified herein or in Article VII of the Separation Agreement.

12.5 Liability. Except in connection with breaches of Section 12.6 or a Party’s indemnification obligations under Article 11, neither Party shall be liable in contract, tort (including negligence) or otherwise arising out of or in connection with this Agreement for any special, punitive, indirect or consequential loss or damage including any economic loss (including loss of revenues, profits, contracts, business or anticipated savings); in any case, whether or not such losses were within the contemplation of the Parties at the date of this Agreement.

12.6 Confidentiality. Each Party shall keep confidential the terms and conditions of this Agreement and all information concerning the business of the other Party hereto exchanged in the course of negotiating the same or pursuant to the terms hereof and shall not divulge the same to any third parties (other than to their respective professional advisers), provided that the foregoing shall not apply to information (a) already in the public domain at the time the information is disclosed other than as a result of disclosure in violation of any confidentiality obligation or agreement, (b) required by law to be disclosed in any document to be filed with any Governmental Authority, (c) required to be disclosed by court or administrative order or under laws, rules and regulations applicable to such Party or its respective Affiliates (including securities laws, rules and regulations), as the case may be, or pursuant to the rules and regulations of any stock exchange or stock market on which securities of such Party or its respective Affiliates may be listed for trading, (d) disclosed by Licensor for the purpose of maintaining or enforcing its rights under this Agreement or to any of the Licensed Property, or (e) disclosed with the prior written approval of the other Party.

12.7 Assignability.

(a) This Agreement shall not be assigned or transferred by Licensee in whole or in part by operation of Law, except in an Acquisition of the Licensee with a Radio Entity, and only with the prior written consent of the Licensor, which consent will not be unreasonably withheld; provided that Radio upon written notice to the Licensor may assign or transfer this Agreement in whole to its wholly-owned Subsidiary or in an Acquisition of the Licensee with a Radio Entity without consent; provided, further, that in the event of any permitted assignment or transfer by Licensee in accordance with the foregoing, Licensee shall provide a guarantee to the Licensor (in a form reasonably agreed upon) for any liability or obligation of the assignee or transferee under this Agreement and the assignee or transferee shall agree in a written agreement with the Licensor to assume all of the obligations under this Agreement relating to the Licensee.

(b) Any purported assignment or transfer in violation of this Section 12.7 shall be null and void and of no effect.

(c) Subject to the foregoing Sections 12.7(a) and 12.7(b), this Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and their permitted successors and assigns.

(d) For the purposes of this Agreement, a “successor” shall include any entity that is a legal successor to either Party as a result a sale or acquisition of such Party, whether by merger, consolidation, sale of all or substantially all of such Party’s assets.

12.8 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic transmission with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a written notice given in accordance with this Section 12.8):

(a) if to Licensor:

CBS Corporation

51 West 52nd Street

New York, New York 10019

Attn: Chief Legal Officer and Trademarks Counsel

Fax:    212-975-4215

and to:

CBS Broadcasting Inc.

Attn: Chief Legal Officer and Trademarks Counsel

51 West 52nd Street

New York, New York, 10019

Fax: 212-975-4215

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Fax:	(212) 403-2000
Attention:	David E. Shapiro, Esq.
Marshall P. Shaffer, Esq.

(b) if to Licensee or any Permitted Sublicensee (such notices shall be deemed given to each Permitted Sublicensee if given or served to Licensee):

CBS Radio Inc.

1271 Avenue of the Americas, Fl. 44

New York, NY 10020

Attn:     General Counsel

Fax:      212-246-3657

Entercom Communications Corp.

401 E. City Avenue, Suite 809

Bala Cynwyd, PA 19004

Fax:	(610) 660-5662
Attention:	Andrew P. Sutor, IV,
Senior Vice President and General Counsel

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 N. Wabash Ave., Suite 2800

Chicago, IL 60611

Fax:	(312) 993-9767
Attention:	Mark D. Gerstein
Zachary A. Judd

12.9 Waivers. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Party entitled to enforce such term (each such entity, a “Waiving Entity”), but such waiver shall be effective only if it is in writing signed by a duly authorized officer of the Waiving Entity against which such waiver is to be asserted. Unless otherwise expressly provided in this Agreement, no delay or omission on the part of any Party in exercising any right or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right or privilege under this Agreement operate as a waiver of any other right or privilege under this Agreement, nor shall any single or partial exercise of any right or privilege preclude any other or future exercise thereof or the exercise of any other right or privilege under this Agreement. No failure by either Party to take any action or assert any right or privilege hereunder shall be deemed to be a waiver of such right or privilege in the event of the continuation or repetition of the circumstances giving rise to such right unless expressly waived in writing by the entity against whom the existence of such waiver is asserted. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

12.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either the Licensor or the Licensee. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Licensor and the Licensee shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Licensor and the Licensee as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

12.11 No Third-Party Beneficiaries. Except to the extent that this Agreement shall benefit Acquiror, as set forth explicitly herein, and to the extent of any indemnification of any Licensee Indemnified Parties and Licensor Indemnified Parties, as set forth in Section 11, this Agreement is for the sole benefit of the Licensor and the Licensee and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

12.12 Counterparts. This Agreement may be executed in one or more counterparts, and by each Party in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or portable document format (PDF) shall be as effective as delivery of a manually executed counterpart of this Agreement.

12.13 Rules of Construction. Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph and Schedules are references to the Articles, Sections, paragraphs and Schedules of this Agreement unless otherwise specified; (c) references to “$” shall mean U.S. dollars; (d) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (e) the word “or” shall not be exclusive; (f) references to “written” or “in writing” include in electronic form; (g) provisions shall apply, when appropriate, to successive events and transactions; (h) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Licensor and the Licensee and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts of this Agreement; (i) a reference to any Person includes such Person’s permitted successors and permitted assigns; (j) any reference to “days” means calendar days unless Business Days are expressly specified; and (k) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day. Any action, determination or approval of or required by the Licensor under this Agreement shall be understood to be at the Licensor’s sole discretion unless expressly stated otherwise hereunder.

12.14 Parties in Interest. This Agreement is binding upon and is for the benefit of the Parties and, as set forth in Section 12.7, their respective permitted successors and permitted assigns.

12.15 Jurisdiction.

(a) This Agreement is to be construed in accordance with and governed by the internal laws of the State of Delaware without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Delaware to the rights and duties of the Parties.

(b) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT OR THE ADMINISTRATION THEREOF. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION.

NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

[Remainder of Page Intentionally Left Blank;

Signature Page Follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the Effective Date.

CBS BROADCASTING INC.

By:	/s/ Joseph R. Ianniello
Name: Joseph R. Ianniello
Title: Executive Vice President

CBS RADIO INC.

By:	/s/ Andre Fernandez
Name: Andre Fernandez
Title: President & Chief Executive Officer
CBS Radio

[Signature Page to License Agreement #1 (CBS RADIO brand)]